FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Listed on the Tel-Aviv Stock Exchange’s Mid-Cap 50 (YETER 50) Index

PRESS RELEASE

Magic Software Listed on the Tel-Aviv Stock Exchange’s Mid-Cap 50 (YETER 50) Index

Or Yehuda, Israel, December 10, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of cloud and on-premise application platform and business integration solutions, announced today that it was notified by the Tel-Aviv Stock Exchange (TASE) that its shares will be included on the Mid-Cap 50 Index as of December 15, 2010. Inclusion in this exclusive index places Magic Software amongst the top 150 most valuable companies listed on the TASE.

The Mid-Cap 50 Index was launched on July 1st, 2007. It includes the 50 shares with the highest market capitalization (amongst other criteria determined by the TASE) that are not included in the TASE-100 index (100 companies in Israel with the highest market capitalization). TASE is the only public market for trading securities in Israel, playing a major part in Israel’s economy. TASE lists approximately 610 companies.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile and software-as-a-service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in more than 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more information about Magic Software industry-related news, business issues and trends, read the Magic Software Blog.

# # #

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Contact:
Amit Birk, General Counsel and VP M&A
Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9284
ir@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Listed on the Tel-Aviv Stock Exchange’s Mid-Cap 50 (YETER 50) Index

Exhibit 10.1